UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number 001-37678

SPI Energy Co., Ltd.

(Exact name of registrant as specified in its charter)

7F/A Block, 1st Building, Jinqi Plaza

No. 2145 Jinshajiang Road, Putuo District

Shanghai, P.R. China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) announced that SPI Solar, Inc., a wholly owned subsidiary of the Company (“SPI Solar”), entered into a definitive agreement on August 30, 2016 to sell certain of its shares of stock of EnSync, Inc., a Wisconsin corporation (the “Share Purchase Agreement”).

Pursuant to the Share Purchase Agreement, SPI Solar agrees to sell 8,000,000 shares of the common stock, 7,012 shares of the C-1 preferred stock and 4,341 shares of the C-2 preferred stock of EnSync, Inc. for an aggregate purchase price of US$17 million (the “Share Transfer”). The Share Transfer is subject to customary closing conditions. SPI Solar will receive US$8.5 million upon the completion of the Share Transfer with the remainder of the purchase price to be paid by the purchaser within six months following the closing date.

Under the same agreement, SPI Solar agrees that in the event any of the C-1 preferred stock or C-2 preferred stock subject to the Share Transfer is not converted into common stock of EnSync, Inc. within six months following the closing date, the purchaser shall (i) be released from the obligations to pay the unpaid portion of the consideration and (ii) have the right to request SPI Solar to repurchase such C-1 preferred stock and C-2 preferred stock at a price of US$1,1018.25 per share of preferred stock, plus an uncompounded 10% annual interest. The amount of the repurchase price shall be deducted the amount of the unpaid portion of the purchase price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

Date: August 31, 2016	By:	/s/ Tairan Guo
Name: Tairan Guo
Title: Interim Chief Financial Officer

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